Filed by Globe Specialty Metals, Inc.
pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934
Subject Company: Globe Specialty Metals, Inc.; Grupo FerroAtlantica
Filer’s SEC File No.: 001-34420
Date: February 23, 2015

Globe Specialty Metals/ Grupo FerroAtlántica Announcement

February 23, 2015

Transcript by TransPerfect

ALAN KESTENBAUM: Good morning everyone and thank you for joining us. As you all have seen in our press release this morning, Globe Specialty Metals has announced a merger with Grupo FerroAtlántica to create a new globally diversified leader in silicon and specialty metals. Before we get into the presentation, I’d like to introduce the people we have in the room here. Many of you know Jeff Bradley, our CEO, and Joe Ragan, our CFO, and from FerroAtlántica I’m also pleased to introduce Javier Lopez Madrid, CEO of Grupo Villar Mir, and Vice Chairman of FerroAtlántica, and Pedro Larrea, FerroAtlántica’s Chairman and CEO. And finally it is my honor to introduce Juan Miguel Villar Mir. Mr. Villar Mir is the founder and chairman of Grupo Villar Mir which is one of the most respected businesses in Spain and the holding company that owns our merging partner FerroAtlántica. Villar Mir was founded in 1987 by Juan Miguel who is one of Spain’s most prominent businessmen and public servants. In the public sector, he served as both Deputy Prime Minister for Economic Affairs, and as Minister of Finance for Spain. In the private sector, he was guided Villar Mir through a long period of growth across multiple industries including energy, fertilizers and chemicals, real estate, and construction. The largest of Grupo Villar Mir’s subsidiaries is OHL, a leading construction company which is also publicly traded. Juan Miguel, I’d like to turn the microphone over to you to say a few words.

JUAN MIGUEL VILLAR MIR: Thank you, Alan, for that kind introduction and good morning to everyone on the call. Really for FerroAtlántica and for me personally, today it is a very exciting day. I founded FerroAtlántica in 1992 and I have always been, and I am today, an enthusiastic supporter on the business and its prospects. FerroAtlántica has grown from that time both organically and [INDISCERNIBLE] and today’s announcement is a natural next step in this growth and development, and Globe is certainly the ideal partner for FerroAtlántica given our very similar culture, our very similar growth history, and our very similar managerial philosophy and we look forward to a future of the business and their Alan’s leadership. Whether we grow, FerroAtlántica will diversify and scale this business to take advantage of future opportunity, of course in the global markets that the company serves. Our role as Grupo Villar Mir is always to establish, to grow, and to support sustainable companies that provide value for all stakeholders. I look forward for a long and successful future of growth and value creation. Today for the Globe’s investors, and tomorrow for the investors in the combined company. Alan, thank you very much, and I should like to hand back now to you.

ALAN KESTENBAUM: Thank you, Juan Miguel, and now we turn to the presentation. We are very excited about this deal and the compelling value proposition that provides the Globe shareholders. This transaction will create and highly diversified low cost, international platform with a broad product portfolio selling into attractive end markets. The combined company will have a strong balance sheet and cash flow which will continue to support innovation, growth,

Globe Specialty Metals/ Grupo FerroAtlántica Announcement

February 23, 2015

Transcript by TransPerfect

and capital return to shareholders. We’ll speak more about that shortly. Very importantly, we see substantial operating and financial synergy that we expect will generate significant value for our customers and shareholders. Furthermore, we expect this transaction to be accretive to earnings per share from year one. Our businesses are remarkably similar in terms of outlook and culture and the combined management team has a proven track record of delivering growth and value. Next part. The combination will take place through a 3.1 billion old stock transaction that creates a newly incorporated UK holding company. We decided to base the new company’s headquarters and management team in London as it is the center of the global

[00:05:00]

metals and mining industry as well as being the center point of access to the combined companies’ global footprint of factories, customers, and suppliers around the world. We will continue to be listed on that effect and the transaction is expected to be tax-free for Globe and its existing shareholders. In terms of governance and management structure of the new company, we plan to have a non-member board with five Villar Mir designated and four Globe designated, including myself as Executive Chairman. In that role, I will oversee execution of the Go Forward strategy for the combined company. Jeff Bradley, currently CEO of Globe, and Pedro Larrea, currently Chairman and CEO of FerroAtlántica will be co-Chief Executive Officers. The board of directors of both companies have unanimously approved the transaction and I have made a commitment to vote my shares in favor of the transaction. The transaction is subject to Globe shareholder approval along with customary closing conditions including a Globe shareholder vote and regulatory approvals. There are no additional approvals needed from Villar Mir. We expect to send proxy materials in the third quarter with completion anticipated in the fourth quarter of this year. Next slide please. Let me share a little bit more about Globe. We are currently one of the largest and lowest cost silicon metal and silicon alloy producers in the world. We have a diversified production base across 11 facilities in three mines in six countries and about 90% of our revenues which last year were over $800 million come from North America. So capturing both opportunities in end markets through international expansion and diversifying our product base and exposure is a logical next step, and so it is one of the key advantages of our combination with FerroAtlántica. Starting with FerroAtlántica, it is a leading international producer of silicon metal, silicon-based alloys and manganese alloys. It is a vertically integrated leading producer of silicon metal and alloys of particular note, FerroAtlántica brings with them a new base for manganese which will help diversify Globe’s product base. In addition to metals and alloys, FerroAtlántica is a leading Spanish producer of hydroelectric energy with 12 hydroelectric energy plants in Spain and two in France. As a power-intensive producer, this will continue to provide a natural hedge to the cross-position of the combined company and it will also give Globe a new platform from which to expand its vertical integration strategy including energy-related assets. A majority of FerroAtlántica’s sales come from Europe with full revenue for 2014 at €1.1 billion and EBITDA of €145 million or approximately USD 1.5 billion and USD 193 million of EBITDA converting at the average annual exchange rate of 2014. This transaction is about bringing together two industry leaders with highly complementary business profiles, management styles, and growth strategies. Both of these companies have been build and run by entrepreneurs with a track record of disciplined acquisitions and proven integration. Furthermore, each business has pursued a vertically integrated strategy with a strong emphasis on low cost production. Combined, the new entity will have a much more globally balanced

Globe Specialty Metals/ Grupo FerroAtlántica Announcement

February 23, 2015

Transcript by TransPerfect

revenue mix with European revenue at 47% of the total and North America at 42%. Pro forma combined revenues will be approximately $2.3 billion and pro forma EBITDA will be approximately 325 million pre-synergy. Next slide. On this slide, it’s a quick illustration of how our similar history and culture, are how both have grown through acquisition and have shown the ability to successfully acquire, integrate, operate, and grow the business and there is further organic growth to come in this pipeline with FerroAtlántica’s exciting Port-Cartier project in Canada as one example. Next slide. But what is the best illustration of how compelling this combination is to look at how complementary our operations are. Here is Globe’s footprint of operations with a majority in North America, and additional sites in South America, South Africa, and Australia. Next slide. Turning to FerroAtlántica, the majority of its sites are located in Europe with similar locations with its international sites

[00:10:00]

in South America, South Africa, and China. Next slide. Putting these together, you can immediately see the balance between the core operating centers in the US and Europe as well as the benefits to come from having better scale in other markets which we will now be able to manage more efficiently. The new company will have a total of 26 production facilities and 9 mines across 9 countries. A critical advantage that both of our companies have been successfully executing on the strategy to place production facilities close to high quality raw materials. At Globe, this has been a key to making us a low cost producer. The combined platform will improve quality and consistency in our supply chain and allow us to maintain and in some areas lower cost to be just in time delivery of raw materials within our value chain to reduce working capital and improve logistics to minimize freight costs. Let me turn things over now to Joe Ragan, Globe’s CFO, to take us through some of the value drivers and financials.

JOE RAGAN: Thanks, Alan. As you just said, we see a great number of value drivers to come from this transaction through increasing diversification and broadening expertise within the combined business. We see strong end market growth across our key product range from silicon metal to ferrosilicon to manganese alloys, underscoring the benefit for this combination. Silicon metal we see growing at a consumption compound annual growth rate of nearly 6% through 2018, determined by positive industry trends in aluminum, aerospace and construction and an improving world economy and strong growth in solar. Manganese which will be added to Globe’s portfolio will be driven by long-term urbanization trends, boosting demands for steel and automotive industry growth. While shown here as a product, the energy division has a natural hedge to our cost structure. Second, we will be able to provide a broader customer base with a more diversified suite of products and improved customer service, in particular for international customers through optimizing our product flow. Third, our cost position and raw material procurement will be enhanced by combining two low cost producers, thriving profitability through the cycle, and increasing access to and procurement of raw materials. Finally, we will combine best in class engineering and operational expertise and share our extensive know-how. The combined company will have increased efficiency and a lower cost of production which will provide further operational synergy. We turn to the next slide, we’ve laid out how this translates into what we expect to be substantial operational and financial synergy, driving meaningful values for our shareholders. Estimated total run rate EBITDA synergies for the combined companies are $65 million. These will come from savings on SG&A and overhead,

Globe Specialty Metals/ Grupo FerroAtlántica Announcement

February 23, 2015

Transcript by TransPerfect

savings on raw material, and optimized freight logistics along with best practice efficiency. The new company will also realize other synergies hitting the net income line of approximately $30 million through lower debt costs and other savings. Finally, we see a further aggregate addition to operating cash flow of approximately $100 million in total spread across [INDISCERNIBLE] through optimization of working capital management that we can achieve through the combination. We’re committed to continuing the disciplined financial policies focused on shareholder values that Globe and FerroAtlántica have pursued separately in the past. First the combined entity will continue strong working capital management, ensuring maximum cash flow generation and continuing to emphasize decision inventory management. Second, the company, combined company will maintain a conservative capital structure focused on a healthy, flexible balance sheet to position us for growth. It will have a combined net leverage of 1.4 times trailing EBITDA as of December 31st, 2014. Third, in terms of dividends and capital returns, the combined company will focus on utilizing free cash flows to grow shareholder returns and continue a balanced approach for managing excess cash flows and returning capital to the shareholders. Finally, the combined company

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will continue a disciplined approach through acquisitions with well-defined investment criteria. It will also use its larger platform to pursue opportunistic, accretive acquisitions and evaluate opportunities in the existing value chain and expansion into complementary areas. With that, let me turn the call back to Alan.

ALAN KESTENBAUM: Thanks, Joe. I want to finish up by saying that I, the board, and management teams for both companies are extremely excited about this transaction and believe this will create meaningful value for our shareholders. The new company will be a global producer and an international leader of silicon and specialty metals better able to serve our global customers with an enhanced product offering as well as geographic reach. Its diversified production base along with a new energy platform will generate a strong and stable cash flow. We see real value creation to come from improving vertical integration around sourcing and production and substantial operating and financial synergies meaning we expect the deal to be accretive to Globe’s shareholders from the first year. We see many exciting opportunities for the new company. We are operating at some fast-growing end markets that are showing no signs of slowing in areas like automotive, solar energy, and specialty chemicals. And finally, we’ll be extremely well-positioned for the strong, flexible balance sheet and improved cash generation. With that, I’d like to hand the call back to the operator to open the line for questions.

OPERATOR: Thank you. Ladies and gentlemen, if you’d like to ask a question, please press *1 on your telephone keypads. If you change your mind and wish to withdraw your question, please press *1 again. You will be advised when you ask your question. And our first question is from the line of Ian Zefner from Oppenheimer. Please go ahead.

IAN ZEFNER: All right, great guys, congratulations. This is certainly company transformational, isn’t it? Help us understand the energy assets a little bit. I mean are we going to keep those as hedged to this powering industry? Is there an opportunity to kind of do what

Globe Specialty Metals/ Grupo FerroAtlántica Announcement

February 23, 2015

Transcript by TransPerfect

you’ve done in the past where you’ve seen power sources attached to other acquisitions and you fix it and basically sold it or how do we think about that?

ALAN KESTENBAUM: I think we should think about the power assets in two ways. Initially we have with FerroAtlántica a better position with respect to the natural hedge of having these power assets. Mr. Villar Mir has had the wisdom to recognize early on that powering sense of industry and having your own power assets is something that is extremely beneficial. As you know, Ian, at Globe, we tend to take platform and enhance that so we see this as an opportunity as well because we expect it to learn and be able to engage the team that is doing this at FerroAtlántica and to look for other opportunities that could similarly provide additional vertical integration and growth opportunities to that that would enable us to leverage their expertise to bring that to the company. We are at Globe and at FerroAtlántica as well very vertically integrated on almost all of our raw materials and of course we have the call now and the call on assets is something that we’ll be able to share with FerroAtlántica, while energy is something that FerroAtlántica brings to the table and we’re very excited about the prospect in that area.

IAN ZEFNER: Ok, and then just a question for Joe. Joe, what’s going to be the pro forma share count?

JOE RAGAN: Pro forma share count, I don’t know that we’ve actually put that out but it’s approximately 160 million shares so the existing shareholder base of 73 million forms the 43%.

IAN ZEFNER: Ok, all right, good. Thank you very much, congratulations, again.

OPERATOR: Thank you, and our next question is from [INDISCERNIBLE] from Jefferies. Please go ahead, Luke.

LUKE: Hi, good morning.

ALAN KESTENBAUM: Good morning.

LUKE: First question is on the synergy targets, $65 million, you gave some high level buckets in which you think how that will be spread across the combined business. Can you give some more details in terms of what the drivers are and in terms of the portfolio of the combined company going forward, are there pieces there that you don’t see being a part of the long-term vision of the company or not?

JOE RAGAN: Hi Luke, it’s Joe. As far as the overall target of $65 million or $55 million in the first year, that is spread across the business. It’s logistics, it’s raw materials,

[00:20:00]

it’s optimization from an SG&A and overhead prospective and just cost-savings through combining our best practices. When we look at it from a total cost base perspective, the total combined cost base will be about $2 billion so this is a very conservative estimate, probably 3%

Globe Specialty Metals/ Grupo FerroAtlántica Announcement

February 23, 2015

Transcript by TransPerfect

savings. So we haven’t gotten any more details to share with you right now other than there’s one rate target for year 2 at $65 million.

ALAN KESTENBAUM: And if I can also pick up on the other aspect of size, those are the EBITDA synergies, in addition to that we’ve got the 30 million of financing synergy including lower interest rates, tax savings across the platforms, and then on top of that, a working capital release which is a really nice feature and we’ve been really successful doing that in the past. What we see here is a company that has a lot of working capital tied up because of where their product platform was in terms of long voyages of shipments both of raw materials and finished product and you’ll note that we turn our inventories six to seven times a year because of the production platform and the customer base being so close to our plants. FerroAtlántica does not turn it that often. However, with this combination we are now going to have some of our mines and some of their mines closer and the customers closer. We’ll be able to optimize the distribution of the raw materials and the finished goods so that we expect to release about $100 million of working capital, and possibly some more, but that’s a very, very strong factor. First of all, it reduces overall costs, obviously, and secondly it further reduces the debt leverage ratio, enabling the company to have more firepower to do other things with it. US, we’re looking at getting rid of any parts of the company and the answer is no. We’ve got what we think is a good platform, we’re going to optimize the integration of that and then look to see what else we can hold onto this in the future.

LUKE: Ok, thanks. And I guess secondly if you look at Globe, Globe is really the only, as you characterized, merchant producer of silicon metal in North America and you compete with imports from some other countries and FerroAtlántica being one of those. With the combined entity, is there anything you can talk about in terms of market shares? I’m just trying to get a sense of whether we should be concerned of antitrust being an issue in this merger.

ALAN KESTENBAUM: Luke, obviously we need to make our filing. This has been analyzed and we look forward to working with the regulators and are confident that we’ll be able to get through the process successfully.

LUKE: Ok, and then when I look at the split, the 42% 57%, just looking at the multiples historically if I look at where Globe is today relative to trailing 12 EBITDA, at least in my numbers about 8.8 times EBITDA, if I take 42% of the combined company, Globe will effectively be trading at 9.5 times that trailing number ex synergies, you’ll be taking on about a turn and change of debt, I guess why do we think this is the right split? It would also seem like with all due respect, that perhaps Globe should have a bigger chunk of it.

ALAN KESTENBAUM: We think that—you’ll want to do the math here, but we think the split came about through analysis of what we expect the future of performance to be, past performance over longer periods of time instead of looking at just one year and our analysis is that we’ve gotten a very good split as the discussion here. So we talk about the synergies as well and we add the synergies on top of that, which we said we expected to be accretive in year 1.

LUKE: Ok, thank you.

Globe Specialty Metals/ Grupo FerroAtlántica Announcement

February 23, 2015

Transcript by TransPerfect

OPERATOR: Thank you. Our next question is from the line of Ian Coriden from [INDISCERNIBLE] Company. Please go ahead, Ian.

IAN CORIDEN: Thank you. Just a follow-up on the last question. Can you talk about what FerroAtlántica’s market share is in the US, sorry, North America for silicon metal and silicon alloys and then can you talk a little bit about their plant that’s planned to be built in Canada?

ALAN KESTENBAUM: No, we’re not providing information about market shares at this point. It’s obviously something that’s been reviewed and researched and what we’re focused here really

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on is the cost synergies that we will enjoy together and how it’s going to, on a global basis for both parties, reduce costs, make us more efficient, and be able to deliver better service to customers and be even more competitive.

IAN CORIDEN: And the status of the Canada plant?

ALAN KESTENBAUM: Status of the Canada plant? We’re very excited for that to be in this portfolio. I’m sure the folks in FerroAtlántica can give you an update on that but we’re very much looking forward to having that join our portfolio as well.

PEDRO LARREA: Yes, thank you, this is Pedro Larrea, Grupo FerroAtlántica’s Chairman and CEO. We are making progress, we’re just in the early stages of filing, environmental analysis and permits that everything is going on track and this is going to serve the world market of silicon metal and we have just chosen what we believe to be the most competitive site for these silicon metals that is available today.

IAN CORIDEN: Thank you. And in addition to any regulatory approvals that are needed in the US, what regulatory approvals are needed in Europe?

JAVIER LOPEZ MADRID: I don’t—this is Javier Lopez Madrid here with Grupo Villar Mir. We don’t think—we’re going to file in Spain, probably Germany, but we’re pretty complementary, there is very limited export from Globe into Europe so we don’t envisage any real problems in Europe.

IAN CORIDEN: Got it, thank you very much.

JAVIER LOPEZ MADRID: Thanks.

OPERATOR: Thank you, and our next question is from the line of Paul Forward from Stifel. Please go ahead, Paul.

PAUL FORWARD: Thanks, and congratulations. I just wanted to maybe ask about—go back to the question on synergies. I think one of the items is $25 million of benefits from knowledge sharing and it sounds like with your year 1 target overall of $55 million that you’ve got some

Globe Specialty Metals/ Grupo FerroAtlántica Announcement

February 23, 2015

Transcript by TransPerfect

specific ideas in mind that could be implemented pretty quickly. I was just wondering if you might be able to give any examples of specific items that you’re thinking about that stand out as the top opportunities here, either in that bucket or in the other major one, the $30 million of logistics and procurement.

JEFF BRADLEY: Paul, this is Jeff. Good morning. There are a number of items. Just to review the top three synergies in SG&A and corporate overhead, optimizing the platform and really I think what you’re leading to is the adoption of best practices. This company does a lot of things very well, and we believe we do a lot of things very well and I can tell you I’m really excited to get together with Pedro and with the management teams to identify all the best things they do and all the best things we do together and really drive these efficiencies throughout both organizations and at the end of the day, it’s going to end up being one plus one is going to be a lot better than two. So I really don’t want to get into specifics but we’ve identified just a number of opportunities that we can jump right on.

ALAN KESTENBAUM: And perhaps I can give just one example and this is probably not a year 1, but a year 2 and 3, beyond what Jeff said, and this is publicly known and well-known, FerroAtlántica has developed an electrode process that they actually license out across the entire industry. Globe has never elected to license that technology but they have that and they’re electrode technology itself runs at probably 40% below our electrode cost, which gives you an example of the type of innovation that they possess. We have other areas that we possess and it’s just one illustration of the type of synergies that we’ll be able to avail ourselves of.

PAUL FORWARD: Great, and maybe just a follow-up on the question of the power assets in Spain, I was just wondering if you could discuss how important access to this low-cost power from your assets in Spain and a couple in France are to the economics of the silicon production that you’ve got in the area and are there—

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would you intend that there would be long-term agreements between the energy side and the silicon production side to maintain those cost advantages?

JAVIER LOPEZ MADRID: Actually we sell our electricity, it’s not that we have an agreement on cost. We have a hedge as Alan has mentioned. We have a hedge because between 30 and 40% of our energy cost in Spain are—we produce it and we sell it to the grid. Obviously we try to find locations, silicon metal, the energies is the one number cost item but basically in France, we have an energy contract that enables us to produce at a very low cost of energy. In Spain we have—we basically have a technology where we stop the furnaces at peak hours, so we’re able to produce energy and at the same time we hedge our turnover by selling it to the grid. It is—maybe you should take over on the energy assets now.

ALAN KESTENBAUM: I’d actually like to add on that. It’s actually very cool what they do. They produce the power. They don’t ship the power directly to their plant. What they do is they have reservoirs around these facilities and they manage it through their energy procurement trading business where they go and—let’s say you have a period of low power costs, let’s say

Globe Specialty Metals/ Grupo FerroAtlántica Announcement

February 23, 2015

Transcript by TransPerfect

springtime and power costs are low, they will go and build up this water in their reservoir, let’s say at night time when they’re low power rates and they will buy off the grid. Then they will let the water out of the reservoir and the prices go up let’s say during the day and so by being able to do that, it’s at worst case a hedge, but in actuality it’s a nice profit center because they’re able to manage the difference between buying off the grid and then selling this power at something better than what the plants could buy at, so it’s actually not only a hedge, but it’s managed to actually create and be a profit center in and of itself.

JAVIER LOPEZ MADRID: Exactly. We sell electricity at peak hours, we consume electricity at low hours, [INDISCERNIBLE] hour.

JUAN MIGUEL VILLAR MIR: Yes, it’s Villar Mir speaking, really at FerroAtlántica we are very happy, even very proud with all the technology we have developed. We have never put [INDISCERNIBLE] technology and we are selling technology every day. Not all the technology, but some of them. I remember for instance when I was asked to buy the French Pechiney which is one of the more distinguished companies in France, that was because Pechiney was not able to compete with us even if we were selling technology to Pechiney years ago before. With the consumption of electricity, I think it’s very important that technology that we developed which allowed us to have the [INDISCERNIBLE] consuming at 100% 20 or 50 megawatts performance and when the electricity becomes more expensive, our technology allows us to [INDISCERNIBLE] immediately in one second from 100% to zero and we are in consumption zero many hours as many as necessary and when the electricity is cheap again, we jump automatically from 0 to 100% and the consumption index do not deteriorate by this technology. It’s very important and I think that can be extended and probably we should have all of us the possibility of taking years of this technology and perhaps [INDISCERNIBLE] Globe is the same. I think the two companies, we are really in the best technology existing today in the world in the production of silicon metal and ferroalloys.

ALAN KESTENBAUM: And now you get a glimpse of what I was saying when I talked about the energy platform and how it’s something that we can learn from and duplicate across our other operations as the way these guys have done it. They really bring a tremendous wealth of expertise that we’re going to very quickly learn from and deploy.

PAUL FORWARD: Great, thanks for the discussion and congratulations again.

OPERATOR: Thank you, our next question is from the line of Phil Gibbs from KeyBanc Capital Markets. Please go ahead, Phil.

PHIL GIBBS: Good morning, congratulations. I had a question on the raw materials

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strategy at FerroAtlántica. Are there any of the raw materials that the company currently isn’t long or completely self-sufficient in?

PEDRO LARREA: Hi, this is Pedro Larrea again.

Globe Specialty Metals/ Grupo FerroAtlántica Announcement

February 23, 2015

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PHIL GIBBS: Hi, Pedro.

PEDRO LARREA: We do have our own procurement for quotes and we do have a long procurement for reductants, in this case charcoal, those in South Africa and China. We do not own proprietary raw materials in terms of coal and that is one of the areas in which we are going to explore complementary sourcing and in terms of energy we have already spoken about it. We also produce our own raw materials for electrodes so that again, it’s very, very similar strategy in terms of securing critical and strategical materials.

PHIL GIBBS: Ok, terrific. And as far as exporting, I know that Globe right now currently doesn’t do a ton of exporting out of North America, but what was been the strategy of FerroAtlántica historically as far as serving local markets and serving global markets?

PEDRO LARREA: We are—both companies have pursued an ambition of being a global producer and we are exporting from our different bases both to Paris and to North America but something like—the vast majority of our sales still today is in Europe but for instance our South African operation is mainly an exporting operation both to America and to the far east.

ALAN KESTENBAUM: And just to add a little bit, I think China is an area, everyone knows about China despite its current issues. It’s still a big growth market for the products that we deal with which is solar and silicon and automotive. Those industries are abroad and will continue to grow and FerroAtlántica has a plant in China operating and that is another area that Globe does not have that we haven’t even talked about on this call that is another platform for growth in Asia which after all still is a very, very important growth market.

PHIL GIBBS: Hey Alan, can you remind us what the trade barriers are in Europe or if there are any? I know that there’s trade barriers obviously with respect to Chinese silicon metal coming into the US but is there anything that Europe has that offers, call it a level of competitive protection?

ALAN KESTENBAUM: They have a 19% duty rate in Europe on Chinese material.

PHIL GIBBS: Ok, and then just the last one, if I could, as far asthe silicon metal capacity for FerroAtlántica, am I reading this correctly that it’s about nearly 300,000 metric tons based on the math?

JAVIER LOPEZ MADRID: Slightly short of that.

PHIL GIBBS: Ok, thanks very much. Congratulations.

OPERATOR: Thank you, and the next question is from the line of Steve Zen from Roman Capital. Please go ahead.

STEVEN ZHEN: Congrats on the deal. Just one question, can you help me understand—

Globe Specialty Metals/ Grupo FerroAtlántica Announcement

February 23, 2015

Transcript by TransPerfect

ALAN KESTENBAUM: You’re going to have to speak up, Steve, we can’t hear you.

STEVEN ZHEN: Sure, can you help me understand whether there’s any significant financial or tax implications for us moving to the UK?

ALAN KESTENBAUM: You broke up, we didn’t hear you, I apologize.

STEVEN ZHEN: Can you help me understand whether there’s any significant financial or tax implications of moving to the UK?

JOE RAGAN: Yes, we are looking at globally optimizing our rates. We’ll continue to be a tax payer in our home jurisdiction is the United States and France, but we will be looking at optimizing the overall effective tax rate in London.

STEVEN ZHEN: Ok, thanks.

OPERATOR: Thank you, and we have a follow-up question from the line of Ian Coriden. Please go ahead, Ian.

[00:40:00]

IAN CORIDEN: Thank you. Just to follow-up on the last question, are there any tax savings synergies figured into the operating synergies you talked about today?

JOE RAGAN: Ian, I’m sorry did you say are there any tax savings included in the synergies? Was that your question?

IAN CORIDEN: Yes.

JOE RAGAN: Yes there are and so we’re still evaluating that. We do think there are tax savings to the overall effect that tax rate will be reduced.

IAN CORIDEN: Ok, and then on the synergies again, I got 65 million in operating synergies, 100 million in reduced working capital, what were the debt cost synergies again?

JOE RAGAN: We didn’t break out that cost and others. We’ll have a slightly better rate on a combined basis due to their coverage.

IAN CORIDEN: I thought you gave a debt cost synergy number, is that not right?

ALAN KESTENBAUM: Debt, financial.

JOE RAGAN: Yeah, it’s the combined 30 million, yes but we didn’t break it out between debt and other.

Globe Specialty Metals/ Grupo FerroAtlántica Announcement

February 23, 2015

Transcript by TransPerfect

IAN CORIDEN: Got it, but that’s a total of 30 million in addition to the 65 million in operating?

JOE RAGAN: That’s correct, yep, that is in addition.

IAN CORIDEN: Got it, thank you.

OPERATOR: Thank you, and we have a follow-up from the line of Phil Gibbs at KeyBanc. Please go ahead.

PHIL GIBBS: Thank you very much. As far as the business itself, does FerroAtlántica have a similar structure as far as the silicon metal piece being an annual contract similar to the North American market and is the silicon alloy business more quarterly [INDISCERNIBLE] are these businesses similar in that regard?

PEDRO LARREA: Correct, yeah, very, very similar in that respect.

PHIL GIBBS: Ok and I wanted to just be 100% clear on this, the combined company, is it going to be dual-listed on the London Exchange and the NASDAQ or are we just looking at the NASDAQ at this point?

PEDRO LARREA: No, we’re looking at the NASDAQ at this point, just NASDAQ.

ALAN KESTENBAUM: We’ll stay quoted on NASDAQ always.

PHIL GIBBS: Ok, terrific, thanks very much.

Important Information

Cautionary Statement Regarding Forward-Looking Statements

Certain statements in this communication regarding the proposed transaction among Globe, Grupo Villar Mir, FerroAtlántica and VeloNewco, the expected timetable for completing the transaction, benefits and synergies of the transaction, future opportunities for the combined company and products and any other statements regarding Globe’s, Grupo Villar Mir’s, FerroAtlántica’s and VeloNewco’s future expectations, beliefs, plans, objectives, financial conditions, assumptions or future events or performance that are not historical facts are “forward-looking” statements made within the meaning of Section 21E of the Securities Exchange Act of 1934. These statements are often, but not always, made through the use of words or phrases such as “believe,” “anticipate,” “could,” “may,” “would,” “should,” “intend,” “plan,” “potential,” “predict(s),” “will,” “expect(s),” “estimate(s),” “project(s),” “positioned,” “strategy,” “outlook” and similar expressions. All such forward-looking statements involve estimates and assumptions that are subject to risks, uncertainties and other factors that could cause actual results to differ materially from the results expressed in the statements. Among the key factors that could cause actual results to differ materially from those projected in the forward-looking statements are the following: Globe, Grupo Villar Mir, FerroAtlántica and VeloNewco’s ability to consummate the

Globe Specialty Metals/ Grupo FerroAtlántica Announcement

February 23, 2015

Transcript by TransPerfect

transaction; the conditions to the completion of the transaction, including the receipt of stockholder approval; regulatory approvals required for the transaction may not be obtained on the terms expected or on the anticipated schedule; Globe, Grupo Villar Mir, FerroAtlántica and VeloNewco’s ability to meet expectations regarding the timing, completion and other aspects of the transaction; the possibility that the parties may be unable to successfully integrate Globe’s and FerroAtlántica’s operations; such integration may be more difficult, time-consuming or costly than expected; operating costs, customer loss and business disruption (including, without limitation, difficulties in maintaining relationships with employees, customers, clients or suppliers) may be greater than expected following the transaction; the retention of certain key employees may be difficult; the intense competition and expected increased competition in the future; the ability to adapt services to changes in technology or the marketplace; the ability to maintain and grow relationships with customers and clients; the historic cyclicality of the metals industry and the attendant swings in market price and demand; increases in energy costs and the effect on costs of production; disruptions in the supply of power; availability of raw materials or transportation; cost of raw material inputs and the ability to pass along those costs to customers; costs associated with labor disputes and stoppages; the ability to generate sufficient cash to service indebtedness; integration and development of prior and future acquisitions; VeloNewco’s ability to effectively implement strategic initiatives and actions taken to increase sales growth; VeloNewco’s ability to compete successfully; availability and cost of maintaining adequate levels of insurance; the ability to protect trade secrets or maintain their trademarks and other intellectual property; equipment failures, delays in deliveries or catastrophic loss at any of Globe’s, FerroAtlántica’s or VeloNewco’s manufacturing facilities; changes in laws protecting U.S. and Canadian companies from unfair foreign competition or the measures currently in place or expected to be imposed under those laws; compliance with, potential liability under, and risks related to environmental, health and safety laws and regulations (and changes in such laws and regulations, including their enforcement or interpretation); risks from international operations, such as foreign exchange, tariff, tax, inflation, increased costs, political risks and their ability to expand in certain international markets; risks associated with the metals manufacturing and smelting activity; ability to manage price and operational risks including industrial accidents and natural disasters; ability to acquire or renew permits and approvals; potential loss due to immediate cancellations of service contracts; risks associated with potential unionization of employees or work stoppages that could adversely affect the parties’ operations; changes in general economic, business and political conditions, including changes in the financial markets; and exchange rate fluctuation. Additional information concerning these and other factors can be found in Globe’s filings with the Securities and Exchange Commission (“SEC”), including Globe’s most recent Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K. Readers are cautioned not to place undue reliance on these forward-looking statements that speak only as of the date hereof and Globe, FerroAtlántica or VeloNewco undertakes no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise.

Additional Information and Where to Find It

This communication may be deemed to be solicitation material in respect of the proposed transaction among Globe, Grupo Villar Mir, FerroAtlántica and VeloNewco. In connection with the proposed transaction, Globe and VeloNewco intend to file relevant materials with the SEC, including VeloNewco’s registration statement on Form F-4 that will include a proxy statement of Globe that also constitutes a prospectus of VeloNewco. Investors and security holders are urged to read all relevant documents filed with the SEC, including the proxy statement/prospectus, because they will contain important information about the proposed transaction. Investors and security holders are able to obtain the documents (once available) free of charge at the SEC’s website, http://www.sec.gov, or for free from Globe by contacting the Corporate Secretary, Globe Specialty Metals, 600 Brickell Avenue, Suite 1500, Miami, FL 33131, telephone: 786-509-6900 (for documents filed with the SEC by Globe) or from Grupo Villar Mir by contacting Investor Relations, Torre Espacio, Paseo de la Castellana, 259 D 49a, 28046 Madrid, Spain, +34 91 556 7347 (for documents filed with the SEC by FerroAtlantica or VeloNewco. Such documents are not currently available.

Globe Specialty Metals/ Grupo FerroAtlántica Announcement

February 23, 2015

Transcript by TransPerfect

Participants in Solicitation

Globe, Grupo Villar Mir, FerroAtlántica and VeloNewco and their directors and executive officers and certain employees may be deemed to be participants in the solicitation of proxies from the holders of Globe common stock with respect to the proposed transaction. Information about Globe’s directors and executive officers is set forth in the proxy statement for Globe’s 2014 Annual Meeting of Stockholders, which was filed with the SEC on October 27, 2014. To the extent holdings of Globe securities have changed since the amounts contained in the proxy statement for Globe’s 2014 Annual Meeting of Stockholders, such changes have been or will be reflected on Statements of Change in Ownership on Form 4 filed with the SEC. Investors may obtain additional information regarding the interest of such participants by reading the proxy statement/prospectus regarding the acquisition (once available). These documents (when available) may be obtained free of charge from the SEC’s website http://www.sec.gov, or from Globe and Grupo Villar Mir using the contact information above.

Non-Solicitation

This communication shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.